

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 26, 2024

Ronald L.G. Tsoumas
Chief Financial Officer
Methode Electronics, Inc.
8750 West Bryn Mawr Avenue
Suite 1000
Chicago, Illinois 60631

> **Re: Methode Electronics, Inc.**
> **Form 10-K for the fiscal year ended April 29, 2023**
> **File No. 001-33731**

Dear Ronald L.G. Tsoumas:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Manufacturing